SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.10: PRESS RELEASE
EX-99.A.11: LETTER TO EMPLOYEES

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006 and Amendment No. 2 filed with the SEC on July 14, 2006 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
(b) Background of the Offer.
The Statement is hereby amended to include the following paragraphs at the end of Item 4(b):
     “On July 21, 2006, Steel Partners extended the expiration date of the Offer to 5:00 P.M., New York City time, on Wednesday, August 9, 2006.
     On July 24, 2006, the Board of Directors of the Company held a special meeting by telephone. The Board reviewed the status of the Offer with its advisers, Debevoise and Lazard, and discussed the tender results related to the Offer as of July 20, 2006. Representatives of Lazard reviewed with the Board the other strategic alternatives available to the Company, including the possible sale of the Company to a strategic or financial buyer. The Board discussed the possibility of exploring strategic alternatives in addition to pursuing the Company’s strategic plan. The Board agreed to meet on July 28, 2006, to further discuss the alternatives and to make a decision.
     On July 28, 2006, the Board of Directors of the Company held a special meeting by telephone to discuss the Offer and the Company’s strategic plan and consider whether to explore other strategic alternatives for the Company. The Board determined to maintain its recommendation that its stockholders reject the Offer as inadequate and not in the best interests of its stockholders (other than Steel Partners and its affiliates). The Board discussed the implementation of the Company’s strategic plan and affirmed its view that the continued implementation of this plan was in the best interests of all the Company’s stockholders. After further discussions with its legal and financial advisers, the Board determined to continue to implement its strategic plan and concurrently to work with Lazard to explore other strategic alternatives, including the possible sale of the Company.
     Later in the day on July 28, 2006, the Company issued a press release announcing the Company’s intention to explore a variety of possible strategic alternatives, including the possible sale of the Company. A copy of this press release is filed as an exhibit hereto and incorporated by reference herein.”

Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(10)	Press Release, dated July 28, 2006

a(11)	Letter to Employees of Bairnco Corporation, dated July 28, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: July 28, 2006

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description

a(10)	Press Release, dated July 28, 2006

a(11)	Letter to Employees of Bairnco Corporation, dated July 28, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.